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09043034

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50538

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/08 (MM/DD/YY) AND ENDING 10/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BMO NESBITT BURNS SECURITIES LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 First Canadian Place, 21st Floor,
(No. and Street)

Toronto (City) Ontario, Canada (State) M5X 1A1 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Allair (416) 359 7323
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

Suite 4600, Bay Adelaide Centre, 333 Bay Street, Toronto,Ontario, Canada M5H 2S5
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 30 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
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OATH OR AFFIRMATION

I, Robert Allair, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMO Nesbitt Burns Securities Ltd., as of October 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BMO NESBITT BURNS SECURITIES LTD.

(A WHOLLY OWNED SUBSIDIARY OF BMO NESBITT BURNS INC.)

Statement of Financial Condition
(Expressed in U.S. dollars)

As of October 31, 2009

(With Independent Auditors' Report thereon)

KPMG LLP
Chartered Accountants
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of BMO Nesbitt Burns Securities Ltd.

We have audited the accompanying statement of financial condition of BMO Nesbitt Burns Securities Ltd. as of October 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BMO Nesbitt Burns Securities Ltd. as of October 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

December 17, 2009

BMO NESBITT BURNS SECURITIES LTD.

(A WHOLLY OWNED SUBSIDIARY OF BMO NESBITT BURNS INC.)

Statement of Financial Condition
(Expressed in U.S. dollars)

October 31, 2009

Assets

Cash and cash equivalents	$	2,130,511
Cash segregated for regulation purposes (notes 4 and 7)		749,852
Receivable from broker-dealers and clearing organizations (note 5)		441,945
Income taxes receivable		559,599
Deferred income taxes		2,523
Total Assets	$	3,884,430

Liabilities and Stockholder's Equity

Liabilities:		
Due to related party (note 7)	$	31,776
Accrued liabilities		41,027
		72,803
Stockholder's equity:		
Capital stock (note 6)		1,000,000
Additional paid-in capital		1,000,000
Retained earnings		1,811,627
		3,811,627
Total Liabilities and Stockholder's Equity	$	3,884,430

The accompanying notes to statement of financial condition are an integral part of this statement.

1. Organization and nature of business:

BMO Nesbitt Burns Securities Ltd. (the "Company") was incorporated under the Canada Business Corporations Act on September 23, 1997. In the United States of America, the Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of Financial Industry Regulatory Authority. The Company's primary source of revenue is commission fees for services provided to U.S. resident clients. The Company clears all transactions executed on U.S. exchanges on a fully disclosed basis through J.P. Morgan Clearing Corp., the clearing broker. The Company is a wholly owned subsidiary of BMO Nesbitt Burns Inc. (the "Parent"), a Canadian-owned investment dealer. The Parent is wholly owned by BMO Nesbitt Burns Corporation Limited, which is ultimately controlled by Bank of Montreal (the "Bank"). The Parent. is a member of the Investment Industry Regulatory Organization of Canada and a participant on all major Canadian stock exchanges. The Company is located in Toronto, Canada.

2. Adoption of new accounting standards:

(a) On November 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements ("SFAS 157"). Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

2. Adoption of new accounting standards (continued):

SFAS 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about what market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

(i) Level 1:

Valuations based on quoted prices in active markets for identical assets or liabilities. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

(ii) Level 2:

Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

(iii) Level 3:

Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

(b) The Company adopted SFAS No. 165, Subsequent Events ("SFAS 165"). SFAS 165 requires disclosure of the date through which management has evaluated subsequent events.

The adoption of these standards did not have a material impact on the statement of financial condition.

3. Significant accounting policies:

(a) Basis of presentation:

This financial statement has been prepared in accordance with generally accepted accounting principles in the United States of America.

(b) Cash and cash equivalents:

The Company considers deposits in banks and term deposits with original maturities of three months or less as cash and cash equivalents.

(c) Securities transactions:

Transactions with clients, dealers and financial institutions are recorded on a settlement date basis. Related commission revenue and expenses are recorded on a trade date basis.

(d) Client balances:

Client transactions are entered into on either a cash or a margin basis. Interest is charged on margin loans and paid on free credits at a floating rate based on the settlement date balances.

(e) Income taxes:

Deferred income taxes are provided in recognition of temporary differences between the carrying amount of assets and liabilities and their respective tax bases, operating losses and tax credit carryforwards made for financial reporting and income tax purposes. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefits are recognized in the financial statements for the changes in the deferred tax assets or liabilities between years.

3. Significant accounting policies (continued):

(f) Foreign currency transactions:

Monetary assets and liabilities denominated in foreign currencies are converted at year-end rates of exchange, while the income statement accounts are converted at average rates of exchange for the year. Gains or losses resulting from foreign currency conversion are included in net income.

Non-monetary assets and liabilities related to foreign currency balances are converted into U.S. dollars at the exchange rates prevailing at the transaction dates.

(g) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

4. Cash segregated for regulation purposes:

This balance is segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

5. Receivable from broker-dealers and clearing organizations:

Included in the balance receivable from broker-dealers and clearing organizations are the following items:

Deposit with Financial Industry and Regulatory Authority	$ 7,120
Due from clearing broker	327,877
Deposit with clearing broker	106,948
	$ 441,945

(Expressed in U.S. dollars)

6. Capital stock:

Authorized:	
Unlimited Class A preferred shares, issuable in series, non-voting	
Unlimited common shares	
Issued and outstanding:	
100 common shares	$ 1,000,000

7. Related party transactions:

The Parent performs certain securities trading activities and record-keeping services as agent for the Company, as well as providing management and administrative services to the Company. The Company conducts its banking activities and related services through its Parent and also directly with its ultimate parent, the Bank, which holds all cash balances.

Due to Parent:	
Non-trading related	$ 31,776

8. Net capital requirements:

In the United States of America, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirements under the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items, as shown in the Formula for Reserve Requirement pursuant to Rule 15c3-3. As at October 31, 2009, the Company had net capital of $3,242,385 which is $2,992,385 in excess of the required minimum net capital of $250,000.

The Financial Industry Regulatory Authority, the Company's designated self-regulatory organization, has certain additional capital requirements which provide that equity capital may not be withdrawn nor may cash dividends be paid if the resulting net capital would be less than the greater of 5% of the calculated aggregate debits or 120% of required minimum net capital.

9. Financial instruments:

(a) Concentration of credit risk:

Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligations under contractual terms. Clearing and depository operations for the Company are performed through the clearing broker. The Company reviews, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the non-performing counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

(b) Fair values of financial instruments:

The fair values of financial assets and liabilities approximate their carrying amounts due to their imminent maturity or short-term nature.

10. Subsequent events:

The Company has evaluated the effects of subsequent events that have occurred subsequent to year end, October 31, 2009, and through to December 17, 2009, which is the date the financial statements were issued. During this period, there have been no events that would require recognition or disclosure in the financial statements.

KPMG LLP
Chartered Accountants
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
BMO Nesbitt Burns Securities Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to October 31, 2009, which were agreed to by BMO Nesbitt Burns Securities Ltd. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries as per the Company's Form SIPC-6 and copy of the cheques issued to SIPC as of January 7, 2009 and June 2, 2009 noting no differences.

2. Compared the amounts reported on the Company's Form X-17A-5 for the periods from April 1, 2009 to June 30, 2009, July 1, 2009 to September 30, 2009, and October 1, 2009 to October 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to October 31, 2009, noting no differences. We have not audited the Form X-17A-5 for this period; however, we have performed audit procedures on the Company's revenues and expenses for the year ended October 31, 2009 in connection with our audit of the Company's annual financial statements as at October 31, 2009.

3. Compared any adjustments reported in Form SIPC-7T with the Company's Form X-17A-5 for the periods April 1, 2009 to June 30, 2009, July 1, 2009 to September 30, 2009, and October 1, 2009 to October 31, 2009 noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and agreed the respective amounts to the Company's Form X-17A-5 for the periods April 1, 2009 to June 30, 2009, July 1, 2009 to September 30, 2009, and October 1, 2009 to October 31, 2009 supporting the adjustments noting no differences.

5. Compared the NIL amount of overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
December 17, 2009